ITEM 77(C)
                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS


The Stratevest Group, N.A., initial shareholder of Stratevest Intermediate Bond Fund, Stratevest Large Cap Core Fund, Stratevest Large Cap Growth Fund, Stratevest Large Cap Value Fund, Stratevest Small/Mid Cap Core Fund and Stratevest Vermont Municipal Fund, each a series of Stratevest Funds (the "Trust") approved, by consent dated September 19, 2000, certain Trust start-up matters including: (1) the appointment of the Trustees of the Trust; (2) the appointment of auditors; (3) the Investment Advisory Agreement ("Agreement") between the Trust and The Stratevest Group, N.A.; (4) the Trust's Rule 12b-1 Distribution; and (5) each series' investment objective, investment policies, and investment limitations.